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                                                   Filed by Identix Incorporated
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                           Subject Company: Identix Incorporated
                                                  Commission File No.: 333-84428

This filing relates to a planned merger (the "Merger") between Identix Incorporated ("Identix") and Visionics Corporation ("Visionics") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 22, 2002 (the "Merger Agreement"), by and among Identix, Viper Acquisition Corp. and Visionics. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Identix on February 26, 2002, and is incorporated by reference into this filing.

On April 9, 2002, Identix issued the following press release:


[IDENTIX LOGO]                                      [VISIONICS CORPORATION LOGO]


FOR IMMEDIATE RELEASE APRIL 9, 2002

Contact:  FOR IDENTIX                       FOR VISIONICS:
          Damon Wright                      Frances Zelazny
          Director of Investor Relations    Director of Corporate Communications
          and Public Relations              (201) 332-9213 x205
          (408) 335-1400                    Frances.Zelazny@VISIONICS.com
          dwright@identix.com

             IDENTIX AND VISIONICS ANNOUNCE EARLY TERMINATION OF HSR
                                 WAITING PERIOD


LOS GATOS, CALIF. AND JERSEY CITY, N.J. (APRIL 9, 2002) - Identix Incorporated (Nasdaq: IDNX) and Visionics Corporation (Nasdaq: VSNX) jointly announced today that the waiting period applicable to the pending merger between the companies under the Hart-Scott-Rodino Antitrust Improvements Act was terminated at approximately 5:00 p.m. Eastern Time on April 8, 2002 without further action by the federal antitrust enforcement agencies. Termination of the waiting period was a condition to the consummation of the merger.

On February 22, 2002, the two companies announced that they had entered into a definitive merger agreement in an effort intended to create the world's leading multi-biometric security technology. The merger remains subject to additional customary closing conditions, including approval of the companies' shareholders.

Additional information regarding the terms of the proposed merger are contained in a registration statement on Form S-4 filed by the parties with the SEC on March 18, 2002. Stockholders of Identix and Visionics are encouraged to read the joint proxy statement-prospectus contained in the registration statement, as subsequently amended, because it contains important information. A copy of the registration statement may be obtained by accessing the SEC's web site at www.sec.gov, Identix' web site at www.identix.com or Visionics' web site at www.visionics.com.

ABOUT IDENTIX INCORPORATED
Identix Incorporated, www.Identix.com, is a leader in designing, developing, manufacturing and marketing products for the capture and/or comparison of fingerprints for security, anti-fraud, law enforcement, physical access and other applications. Identix designs and develops proprietary, cost-effective, security products and solutions for personal identification and verification. Through itrust(TM), Identix offers an array of Internet and wireless Web secure transaction processing services, and provides a wide range of applications to markets that include corporate enterprise security, Intranet, extranet, and Internet, wireless Web access and security, E-commerce, government and law enforcement agencies.

ABOUT VISIONICS CORPORATION
Visionics Corporation, www.visionics.com, is the worldwide leader in identification technologies and systems. The Company is uniquely positioned with a comprehensive set of biometric identification product offerings: FaceIt(R), live scan, IBIS and BNP. The award-
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winning core FaceIt(R) technology enables a broad range of products and applications built by partners (OEMs, VARs and system integrators). These include enhanced CCTV systems, identity fraud applications and identity verification systems for physical and network security, travel and banking. The TENPRINTER, FingerPrinter CMS and Modular live scan systems are the most widely used by government agencies, law enforcement, airports, banks and other commercial institutions in the United States. IBIS is a revolutionary mobile identification system capable of capturing both forensic quality fingerprints and photographs for transmission and wireless transmission of data to law enforcement and other legacy databases for real-time identification. Finally, the BNP is the only commercially available platform for delivering scalable biometric solutions. It incorporates FaceIt(R) technology for implementation over large-scale networks and real-time identification. The product offerings are reflective of Visionics' leadership position in the biometric industry and commitment to the innovation of identification technologies.

SAFE HARBOR STATEMENT
This news release contains forward-looking statements that are subject to certain risks and uncertainties that may cause actual results to differ materially from those projected on the basis of such forward-looking statements. Such forward-looking statements are made based on management's beliefs, as well as assumptions made by, and information currently available to, management pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Among the most significant risks and uncertainties with respect to the merger between Identix and Visionics are obtaining regulatory and shareholder approval, fulfilling the conditions set forth in the Definitive Merger Agreement for the close of the anticipated transaction, and the timing of the closing of the transaction. For a more complete description of the risk factors, which may affect the future performance of Identix and Visionics, see "Risk Factors" under the respective companies' annual reports and other periodic SEC filings.

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